Filed by Ashford Inc.
(Commission File No. 001-36400) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

NEWS RELEASE

Contact:	Deric Eubanks	Jordan Jennings	Joe Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

ASHFORD REPORTS FOURTH QUARTER 2016 RESULTS
Assets Under Management Over $6.4 Billion at Quarter End

DALLAS, February 23, 2017 - Ashford (NYSE MKT: AINC) (the “Company”) today reported the following results and performance measures for the fourth quarter ended December 31, 2016.  For the fourth quarter, the Company has consolidated the financial position and operating results of the private investment funds managed by Ashford Investment Management.  The financial impact from this consolidation is adjusted out of the Company’s financials through the noncontrolling interests in consolidated entities line items on the Company’s income statement and balance sheet.  Unless otherwise stated, all reported results compare the fourth quarter ended December 31, 2016, with the fourth quarter ended December 31, 2015 (see discussion below).  The reconciliation of non-GAAP financial measures is included in the financial tables accompanying this press release.

STRATEGIC OVERVIEW
•	High-growth, fee-based, low-capex business model
•	Diversified platform of multiple fee generators
•	Seeks to grow in three primary areas:
◦ Expanding the existing platforms accretively and accelerating performance to earn incentive fees
◦ Starting new platforms for additional base and incentive fees
◦ Investing in businesses that can achieve accelerated growth through doing business with our existing platforms.
•	Highly-aligned management team with superior long-term track record
•	Leader in asset and investment management for the real estate & hospitality sectors

FINANCIAL AND OPERATING HIGHLIGHTS

•
Net income attributable to the Company for the fourth quarter of 2016 totaled $0.7 million, or $0.36 per share, compared with net income of $2.7 million, or $1.33 per share, in the prior year quarter.  For the full year 2016, net loss attributable to the Company was $2.4 million, or $1.19 per share, compared with a loss of $1.2 million, or $0.60 per share, for the full year 2015.  Adjusted net income for the fourth quarter was $3.8 million, or $1.69 per diluted share, compared with $4.0 million, or $1.80 per diluted share, in the prior year quarter.  For the full year 2016, adjusted net income was $12.9 million, or $5.67 per diluted share, compared with $13.0 million, or $5.82 per diluted share, for the full year 2015.

•	Total revenue for the fourth quarter of 2016 was $19.5 million
•	Adjusted EBITDA for the fourth quarter was $4.1 million
•	At the end of the fourth quarter 2016, the Company had approximately $6.4 billion of assets under management
•	As of December 31, 2016, the Company had corporate cash of $25.3 million

UPDATE ON PROPOSED COMBINATION WITH REMINGTON
As announced previously, the Company’s stockholders approved Ashford’s combination with Remington Holdings LLP at a special meeting held on April 12, 2016.  Currently, the Company is waiting on a private letter ruling from the U.S. Internal Revenue Service; however, should Ashford not be able to obtain that private letter ruling it may still move forward with acquiring Remington’s project management business which would not require a private letter ruling.

INVESTMENT IN OPENKEY
As previously announced, the Company has made an investment in OpenKey. OpenKey is the universal, industry-standard smartphone App for keyless entry in hotel guestrooms.  By creating an open platform solution, OpenKey seeks to make mobile key technology more accessible and convenient, streamlining the process for hotel owners and guests.  OpenKey’s powerful software has a secure interface with lock companies that represent a majority of the digital installed guest room locks globally. While some of the major global hotel brands are in the process of building their own proprietary systems, there is significant growth potential for OpenKey given there are nearly 18 million hotel rooms globally, many of them independent hotels that need a mobile key solution. Not only are there millions of rooms globally that need a mobile key solution, but OpenKey currently has little competition in this space.

The Company has already installed OpenKey at several of the hotels owned by its managed REITs and anticipates additional hotels coming online soon.  OpenKey has made significant traction in non-Ashford hotels as well and is growing its hotel subscriber base.

UPDATE ON PROPOSED TRANSACTION BETWEEN ASHFORD TRUST AND FELCOR
The Company announced on February 21, 2017 that it supports the non-binding proposal of Ashford Hospitality Trust (NYSE: AHT) (“Ashford Trust” or “Trust”) to acquire FelCor Lodging Trust (NYSE: FCH) (“FelCor”).  The board of directors of Ashford has authorized Ashford to participate in the transaction on the terms outlined in Ashford Trust’s letter to FelCor, subject to completion of a due diligence review and negotiation and execution of definitive transaction agreements. The terms outlined include:

•	100,000 warrants issued to existing FelCor shareholders to purchase shares of Ashford with a strike price of $100 per share and an expiration that is five years from the transaction closing date;
•
A one (1) year guarantee by Ashford of up to $18 million for sustainable operational and G&A synergies, commencing six (6) months following the completion of the transaction which, if needed, would come in the form of reduced advisory fees paid to Ashford;

•	The opportunity for one (1) FelCor director to join the board of Ashford; and
•
An agreement to negotiate and amend the advisory agreement with Ashford Trust within one year of the transaction closing date to reflect similar recent amendments made between Ashford Hospitality Prime, Inc. (NYSE: AHP) (“Ashford Prime” or “Prime”) and the Company, where applicable.  Any such amendments to the advisory agreement will be subject to approval by independent committees of both Ashford Trust and Ashford boards.

Ashford believes its participation in the proposed combination is in the best interests of the Company and its shareholders and that the proposed transaction has compelling strategic, operational, and financial merit for the shareholders of FelCor and Ashford Trust as well as Ashford.

FINANCIAL RESULTS
Net income attributable to the Company for the fourth quarter of 2016 totaled $0.7 million, or $0.36 per share, compared with net income of $2.7 million, or $1.33 per share, for the fourth quarter of 2015.  For the full year 2016, net loss attributable to the Company was $2.4 million, or $1.19 per share, compared with a loss of $1.2 million, or $0.60 per share, for the full year 2015.  Adjusted net income for the fourth quarter of 2016 was $3.8 million, or $1.69 per diluted share, compared with $4.0 million, or $1.80 per diluted share, in the prior year quarter.  For the full year 2016, adjusted net income was $12.9 million, or $5.67 per diluted share, compared with $13.0 million, or $5.82 per diluted share, for the full year 2015.

For the fourth quarter ended December 31, 2016, advisory services revenue totaled $19.4 million, including $16.0 million from Ashford Trust and $3.4 million from Ashford Prime.

Adjusted EBITDA for the fourth quarter of 2016 was $4.1 million, compared with $4.6 million for the fourth quarter of 2015.

CAPITAL STRUCTURE
At the end of the fourth quarter 2016, the Company had approximately $6.4 billion of assets under management from its managed companies and corporate cash of $25.3 million.  The Company has no debt, no preferred equity, 2.2 million fully diluted shares and a current fully diluted equity market capitalization of approximately $124 million.

QUARTERLY HIGHLIGHTS FOR ADVISED PLATFORMS

ASHFORD TRUST HIGHLIGHTS
•	In the fourth quarter, Trust completed the sale of the 162-room SpringHill Suites Gaithersburg in Gaithersburg, MD for approximately $13.2 million ($81,000 per key).
•	In the fourth quarter, Trust completed the sale of a two-hotel portfolio comprised of the 151-room Courtyard Palm Desert and the 130-room Residence Inn Palm Desert for $36 million ($128,000 per key).
•	In the fourth quarter, Trust refinanced four mortgage loans with existing outstanding balances totaling approximately $415 million with a new loan totaling $450 million.
•	In the fourth quarter, Trust completed an underwritten public offering of 6,200,000 shares of 7.375% Series G Cumulative Preferred Stock at $25.00 per share.
•
Subsequent to quarter end, Trust made a public offer to acquire FelCor for $9.27 per share in a stock-for-stock transaction. The offer values FelCor at approximately $2.9 billion and the combination with Trust would create the second-largest pure-play publicly traded lodging REIT by room count and the third-largest by enterprise value.

ASHFORD PRIME HIGHLIGHTS
•
In the fourth quarter, Prime entered into a new $100 million secured credit facility which replaces its previous credit facility that was scheduled to mature in November 2016.  The new credit facility provides for a three-year revolving line of credit and bears interest at a range of 2.25% - 3.50% over LIBOR, depending on Prime’s leverage level.

•	Subsequent to quarter end, Prime refinanced three mortgage loans with existing outstanding balances totaling approximately $334 million with a new loan totaling $365 million.
•
Subsequent to quarter end, Prime announced refinements to its strategy in an effort to enhance shareholder value.  Going forward, Prime will focus on investing in the luxury chain scale segment.  Prime will continue to target conservative leverage, with a target leverage level of 45% Net Debt to Gross Assets, and will continue to focus on having access to liquidity for both opportunistic investments and as a hedge against economic uncertainty by targeting to hold 10-15% of its gross debt balance in cash.  Additionally, Prime’s 2017 dividend policy will be amended commencing with the first quarter by increasing the expected quarterly cash dividend for its common stock by 33%, from $0.12 per diluted share to $0.16 per diluted share.

•
Subsequent to quarter end, Prime announced it had entered into an amended and restated advisory agreement with the Company. The modifications to the agreement include a lower termination fee and adjustments to the change in control provisions.  The amended agreement is subject to shareholder approval by Prime shareholders.

“2016 was a strong year for Ashford, highlighted by solid operating performance, continued execution of our business plan and complementary investments in OpenKey,” commented Monty J. Bennett, Ashford’s Chairman and Chief Executive Officer.  “We enter 2017 with positive trends in the economy as well as the lodging sector and, given our strategy and our diversified portfolio, we believe Ashford and our advised platforms are well positioned for the coming year. We remain committed to opportunistically growing our business by accretively expanding our existing REIT platforms, adding additional investment platforms and continuing to explore opportunities for investments in other hospitality-related businesses.”

INVESTOR CONFERENCE CALL AND SIMULCAST
The Company will conduct a conference call on Friday, February 24, 2017, at 12:00 p.m. ET.  The number to call for this interactive teleconference is (719) 325-4804.  A replay of the conference call will be available through Friday, March 3, 2017, by dialing (719) 457-0820 and entering the confirmation number, 2656951.

The Company will also provide an online simulcast and rebroadcast of its fourth quarter 2016 earnings release conference call.  The live broadcast of the Company’s quarterly conference call will be available online at the Company's web site, www.ashfordinc.com on Friday, February 24, 2017, beginning at 12:00 p.m. ET.  The online replay will follow shortly after the call and continue for approximately one year.

Included in this press release are certain supplemental measures of performance which are not measures of operating performance under GAAP, to assist investors in evaluating the Company’s historical or future financial performance. These supplemental measures include adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) and Adjusted Net Income. We believe that Adjusted EBITDA and Adjusted Net Income provide investors and management with a meaningful indicator of operating performance. Management also uses Adjusted EBITDA and Adjusted Net Income, among other measures, to evaluate profitability and our board of directors includes these measures in reviews to determine quarterly distributions to stockholders. We calculate Adjusted EBITDA by subtracting or adding to net income (loss): interest expense, income taxes, depreciation, amortization, net income (loss) to noncontrolling interests, transaction costs, and other expenses. We calculate Adjusted Net Income by subtracting or adding to net income (loss): net income (loss) to noncontrolling interests, transaction costs, and other expenses. Our methodology for calculating Adjusted EBITDA and Adjusted Net Income may differ from the methodologies used by other comparable companies, when calculating the same or similar supplemental financial measures and may not be comparable with these companies. Neither Adjusted EBITDA nor Adjusted Net Income represents cash generated from operating activities as determined by GAAP and should not be considered as an alternative to a) GAAP net income (loss) as an indication of our financial performance or b) GAAP cash flows from operating activities as a measure of our liquidity nor are such measures indicative of funds available to satisfy our cash needs. The Company urges investors to carefully review the U.S. GAAP financial information as shown in our periodic reports on Form 10-Q and Form 10-K, as amended.

*  *  *  *  *

Ashford provides global asset management, investment management and related services to the real estate and hospitality sectors.

Follow Chairman and CEO Monty Bennett on Twitter at www.twitter.com/MBennettAshford or @MBennettAshford.

Ashford has created an Ashford App for the hospitality REIT investor community.  The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Forward Looking Statements

Certain statements and assumptions in this press release contain or are based upon "forward-looking" information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words "will likely result," "may," "anticipate," "estimate," "should," "expect," "believe," "intend," or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed combination with Remington; the failure to satisfy conditions to completion of the proposed combination with Remington, including receipt of regulatory approvals, stockholder approval and a private letter ruling from the IRS; changes in the business or operating prospects of Remington; adverse litigation or regulatory developments; our success in implementing our business development plans of integrating Ashford’s and Remington’s business and realizing the expected benefits of the transaction; risks that Ashford Trust will ultimately not pursue a transaction with FelCor or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford’s shares could decline; general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor that is supported by Ashford. In furtherance of this proposal and subject to future developments, Ashford, Ashford Trust and, if a negotiated transaction is agreed, FelCor may file one or more registration statements, prospectuses, proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford, Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD, ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD, ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, or by requesting them in writing or by telephone from Ashford at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600.  Investors and security holders may obtain copies of the documents filed with the SEC on Ashford’s website, www.ashfordinc.com, under the “Investors” link.

Certain Information Regarding Participants

Ashford Trust and Ashford and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford’s directors and executive officers in Ashford’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

ASHFORD INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share amounts)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$84,091	$50,272
Restricted cash	9,752	5,684
Investments in securities	91	81,072
Prepaid expenses and other	1,305	1,909
Receivables	16	250
Due from Ashford Trust OP, net	12,179	5,856
Due from Ashford Prime OP	3,817	3,821
Total current assets	111,251	148,864
Investments in unconsolidated entities	500	3,335
Furniture, fixtures and equipment, net	12,044	6,550
Deferred tax assets	6,002	4,242
Other assets	—	4,000
Total assets	$129,797	$166,991
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$11,314	$10,447
Due to affiliates	933	782
Due to Ashford Prime OP from AQUA U.S. Fund	2,289	—
Liabilities associated with investments in securities	—	983
Deferred compensation plan	144	—
Other liabilities	9,752	5,684
Total current liabilities	24,432	17,896
Accrued expenses	287	385
Deferred income	4,515	629
Deferred compensation plan	8,934	11,205
Total liabilities	38,168	30,115

Redeemable noncontrolling interests in Ashford LLC	179	240
Redeemable noncontrolling interests in subsidiary common stock	1,301	—

Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized:
Series A cumulative preferred stock, no shares issued and outstanding at December 31, 2016 and December 31, 2015	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 2,015,589 and 2,010,808 shares issued and 2,015,589 and 2,010,569 shares outstanding at December 31, 2016 and December 31, 2015, respectively	20	20
Additional paid-in capital	237,796	234,716
Accumulated deficit	(200,439)	(202,546)
Treasury stock, at cost, 0 shares and 239 shares at December 31, 2016 and December 31, 2015, respectively	—	(25)
Total stockholders’ equity of the Company	37,377	32,165
Noncontrolling interests in consolidated entities	52,772	104,471
Total equity	90,149	136,636
Total liabilities and equity	$129,797	$166,991

ASHFORD INC. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share amounts)

	Three Months Ended Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
REVENUE
Advisory services:
Base advisory fee	$10,867	$10,750	$43,043	$42,481
Incentive advisory fee	1,870	1,274	3,083	1,274
Reimbursable expenses	2,183	2,096	8,859	8,480
Non-cash stock/unit-based compensation	4,488	2,674	12,243	6,311
Other	100	84	379	435
Total revenue	19,508	16,878	67,607	58,981
EXPENSES
Salaries and benefits	6,988	5,494	28,870	19,772
Non-cash stock/unit-based compensation	7,292	6,043	23,816	21,920
Depreciation	359	283	1,174	799
General and administrative	4,487	2,912	16,204	17,841
Total operating expenses	19,126	14,732	70,064	60,332
OPERATING INCOME (LOSS)	382	2,146	(2,457)	(1,351)
Realized gain (loss) on investment in unconsolidated entity	—	—	(3,601)	—
Unrealized gain (loss) on investment in unconsolidated entity	—	879	2,141	(2,141)
Interest income (expense)	29	150	73	352
Dividend income	91	385	170	917
Unrealized gain (loss) on investments	1,144	8,361	2,326	(2,490)
Realized gain (loss) on investments	(3,042)	(6,180)	(10,113)	(5,110)
Other income (expenses)	(18)	(20)	(162)	(155)
INCOME (LOSS) BEFORE INCOME TAXES	(1,414)	5,721	(11,623)	(9,978)
Income tax (expense) benefit	(220)	(566)	(780)	(2,066)
NET INCOME (LOSS)	(1,634)	5,155	(12,403)	(12,044)
(Income) loss from consolidated entities attributable to noncontrolling interests	2,008	(2,471)	8,860	10,852
Net (income) loss attributable to redeemable noncontrolling interests in Ashford LLC	(2)	(8)	4	2
Net (income) loss attributable to redeemable noncontrolling interests in subsidiary common stock	355	—	1,143	—
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$727	$2,676	$(2,396)	$(1,190)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Basic:
Net income (loss) attributable to common stockholders	$0.36	$1.33	$(1.19)	$(0.60)
Weighted average common shares outstanding - basic	2,014	2,007	2,012	1,991
Diluted:
Net income (loss) attributable to common stockholders	$(0.25)	$0.23	$(2.56)	$(4.45)
Weighted average common shares outstanding - diluted	2,267	2,218	2,209	2,203

ASHFORD INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA
(unaudited, in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
Net income (loss)	$(1,634)	$5,155	$(12,403)	$(12,044)
(Income) loss from consolidated entities attributable to noncontrolling interests	2,008	(2,471)	8,860	10,852
Net (income) loss attributable to redeemable noncontrolling interests in Ashford LLC	(2)	(8)	4	2
Net (income) loss attributable to redeemable noncontrolling interests in subsidiary common stock	355	—	1,143	—
Net income (loss) attributable to the company	727	2,676	(2,396)	(1,190)
Depreciation	354	283	1,157	799
Income tax expense (benefit)	220	566	780	2,066
Realized and unrealized (gain) loss on investment in unconsolidated entity (net of noncontrolling interest)	—	(527	1,328	1,285
Net income (loss) attributable to redeemable noncontrolling interests in Ashford LLC	2	8	(4)	(2)
EBITDA	1,303	3,006	865	2,958
Equity-based compensation	2,742	3,369	11,512	15,609
Market change in deferred compensation plan	(949)	(2,151)	(2,127)	(8,608)
Transaction costs	826	(75	2,006	4,718
Software implementation costs	48	180	1,001	180
Dead deal costs	—	79	63	79
Realized and unrealized (gain) loss on derivatives	25	175	128	175
Severance costs	65	—	226	—
Adjusted EBITDA	$4,606	$4,583	$13,674	$15,111

ASHFORD INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME (LOSS)
 (unaudited, in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
Net income (loss)	$(1,634)	$5,155	$(12,403)	$(12,044)
(Income) loss from consolidated entities attributable to noncontrolling interests	2,008	(2,471)	8,860	10,852
Net (income) loss attributable to redeemable noncontrolling interests in Ashford LLC	(2)	(8)	4	2
Net (income) loss attributable to redeemable noncontrolling interests in subsidiary common stock	355	—	1,143	—
Net income (loss) attributable to common stockholders	727	2,676	(2,396)	(1,190)
Depreciation	354	283	1,157	799
Net income (loss) attributable to redeemable noncontrolling interests in Ashford LLC	2	8	(4)	(2)
Equity-based compensation	2,742	3,369	11,512	15,609
Realized and unrealized (gain) loss on investment in unconsolidated entity (net of noncontrolling interest)	—	(527)	1,328	1,285
Market change in deferred compensation plan	(949)	(2,151)	(2,127)	(8,608)
Transaction costs	826	(75)	2,006	4,718
Software implementation costs	48	180	1,001	180
Dead deal costs	—	79	63	79
Realized and unrealized (gain) loss on derivatives	25	175	128	175
Severance costs	65	—	226	—
Adjusted net income (loss)	$3,840	$4,017	$12,894	$13,045
Adjusted net income (loss) per diluted share available to common stockholders	$1.69	$1.80	$5.67	$5.82
Weighted average diluted shares	2,273	2,226	2,275	2,242